UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment #7

Under the Securities Exchange Act of 1934

THE GOLDFIELD CORPORATION

(Name of Issuer)

COMMON STOCK, $.10 par value

(Title of Class of Securities)

381370105

(CUSIP Number)

Ellbar Partners Management, LLC

15 E. 5th Street, Suite 3200

Tulsa, Oklahoma 74103

(918) 796-3134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Ellbar Partners Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,266,803
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,266,803
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,803
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON Stephen J. Heyman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,266,803
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,266,803
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,803
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

1.	NAME OF REPORTING PERSON James F. Adelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,266,803
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,266,803
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,803
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 381370105	SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission on May 18, 2007, as amended on September 5, 2007, October 16, 2007, February 7, 2007, July 22, 2013, April 2, 2015, and June 6, 2016, is hereby amended as set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

As of July 5, 2016, Boston holds 633,154 shares of the Common Stock, and Yorktown holds 663,649 shares of the Common Stock. The source of funds was the working capital of Boston and Yorktown, respectively. None of the Reporting Persons directly owns any shares of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a), (b) According to the Issuer’s most recent Form 10-Q for the quarter ended March 31, 2016, filed May 6, 2016, there were 25,451,354 shares of Common Stock issued and outstanding as of May 4, 2016.

As of June 30, 2016, Boston was the holder of 633,154 shares of Common Stock, and Yorktown was the holder of 663,649 shares of Common Stock, together representing a total of approximately 4.9% of the outstanding Common Stock of the Issuer. Each of Boston and Yorktown has sole direct voting and dispositive powers over its shares of the Common Stock. As the sole Manager of each of Boston and Yorktown, EPM may exercise voting and dispositive powers over the shares of Common Stock held by Boston and Yorktown. As Managers of EPM, Stephen J. Heyman and James F. Adelson may exercise voting and dispositive powers over the shares of Common Stock held by Boston and Yorktown. As a result, each of EPM, Stephen J. Heyman and James F. Adelson may be deemed to be an indirect beneficial owner of the Common Stock held by Boston and Yorktown. EPM, Stephen J. Heyman and James F. Adelson disclaim beneficial ownership of the Common Stock held by Boston and Yorktown except to the extent of their pecuniary interest therein.

(c) Since the most recent filing on Schedule 13D, Boston and Yorktown disposed of 294,102 shares of Common Stock in a series of open market transactions as set forth on Schedule A hereto.

(d)	Not applicable.

(e) On June 30, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

CUSIP NO. 381370105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2016

ELLBAR PARTNERS MANAGEMENT, LLC

By:	/s/ STEPHEN J HEYMAN
Stephen J. Heyman

By:	/s/ JAMES F ADELSON
James F. Adelson, Manager

/s/ STEPHEN J HEYMAN Stephen J. Heyman

/s/ JAMES F ADELSON James F. Adelson

CUSIP NO. 381370105	SCHEDULE 13D

SCHEDULE A

Open Market Dispositions of Common Stock

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
Boston	6/6/2016	28,000	$2.84
Yorktown	6/6/2016	16,691	$3.03
Yorktown	6/7/2016	2,773	$3.09
Boston	6/8/2016	5,000	$3.16
Yorktown	6/8/2016	5,000	$3.16
Yorktown	6/9/2016	1,993	$3.15
Boston	6/10/2016	12,500	$3.03
Yorktown	6/10/2016	12,500	$3.03
Boston	6/14/2016	1,599	$3.00
Yorktown	6/14/2016	1,500	$3.00
Boston	6/16/2016	25,000	$3.04
Yorktown	6/16/2016	25,000	$3.04
Boston	6/17/2016	15,000	$3.05
Yorktown	6/17/2016	15,000	$3.05
Boston	6/20/2016	6,000	$3.15
Yorktown	6/20/2016	5,146	$3.15
Boston	6/21/2016	14,000	$3.10
Yorktown	6/21/2016	11,000	$3.10
Boston	6/22/2016	25,000	$3.26
Yorktown	6/22/2016	25,000	$3.26
Boston	6/23/2016	400	$3.28
Boston	6/29/2016	10,500	$3.21
Yorktown	6/29/2016	9,500	$3.21
Boston	6/30/2016	10,000	$3.22
Yorktown	6/30/2016	10,000	$3.22